DIRECT DIAL 212-735-2082 DIRECT FAX 917-777-2082 EMAIL ADDRESS blair.thetford@skadden.com	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP ONE MANHATTAN WEST NEW YORK 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com March 12, 2021

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U.S. Securities and Exchange Commission

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Washington, D.C. 20549

RE:	Fortress Value Acquisition Corp. II
Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of Fortress Value Acquisition Corp. II (the “Company”), we are transmitting for filing via EDGAR a preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) in connection with a special meeting in lieu of an annual meeting of stockholders of the Company. The Preliminary Proxy Statement is filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and the General Rules and Regulations of the Securities and Exchange Commission (the “SEC”) promulgated thereunder.

Please note that payment of the applicable filing fee for the Preliminary Proxy Statement in the amount of $162,777.20 was sent by wire transfer to the SEC on March 12, 2021.

March 12, 2021

Please direct any communications concerning the Preliminary Proxy Statement to the undersigned at (212) 735-2082 or blair.thetford@skadden.com, or to Joseph A. Coco at (212) 735-3050 or joseph.coco@skadden.com.

Very truly yours,

/s/ Blair T. Thetford

Blair T. Thetford

cc: Alexander Gillette

General Counsel

Fortress Value Acquisition Corp. II

Joseph A. Coco

Skadden, Arps, Slate, Meagher & Flom LLP